Exhibit 99.1

SAPIENS INTERNATIONAL CORPORATION N.V.

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FIRST AMENDMENT TO

2011 SHARE INCENTIVE PLAN

ADOPTED AS OF MAY 26, 2013

SAPIENS INTERNATIONAL CORPORATION N.V. FIRST AMENDMENT TO
2011 share INCENTIVE PLAN

This First Amendment to the 2011 Share Incentive Plan (the "Plan") of Sapiens International Corporation N.V. is adopted as of May 26, 2013.

Pursuant to this First Amendment, Section 14.1 of the Plan is amended to read as following:

"General. In the event of a subdivision of the outstanding share capital of the Company, any payment of a stock dividend (distribution of bonus shares) or a cash dividend, a recapitalization, a reorganization (which may include a combination or exchange of shares), a consolidation, a stock split, a reverse stock split, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, the Committee shall make such adjustments as determined by the Committee to be appropriate in order to adjust (i) the number of Shares available for grants of Awards, (ii) the number of Shares covered by outstanding Awards, and (iii) the exercise price per each Share covered by any Award (it being clarified that, upon the payment of any cash dividend to all holders of Common Shares of the Company, the exercise price of all options then outstanding under the Plan will be reduced by the amount of such cash dividend per share); provided, however, that any fractional shares resulting from such adjustment shall be rounded down to the nearest whole share and that the Company shall have no obligation to make any cash or other payment with respect to such fractional shares."

Except as set forth above, the Plan remains unchanged.